Exhibit 11
THE PROGRESSIVE CORPORATION
COMPUTATION OF EARNINGS PER SHARE
(millions — except per share amounts)

	2007		2006		2005
		Per		Per		Per
Years Ended December 31,	Amount	Share	Amount	Share	Amount	Share

Basic:
Net income	$1,182.5	$1.66	$1,647.5	$2.13	$1,393.9	$1.77

Average shares outstanding	710.4		774.3		787.7

Diluted:
Net income	$1,182.5	$1.65	$1,647.5	$2.10	$1,393.9	$1.74

Average shares outstanding	710.4		774.3		787.7
Net effect of dilutive stock-based compensation	8.1		9.5		11.6

Total	718.5		783.8		799.3

All share and per share amounts have been adjusted for the May 18, 2006, 4-for-1 stock split.